Exhibit (a)(5)(C)

Investors and security holders are urged to read the Bidder's Statement from CEMEX Australia Pty Ltd ("Bidder") regarding the proposed Offer described below, when it becomes available, as it will contain important information. Once filed in the United States with the Commission, the Bidder's Statement will be available on the Commission's web site. Investors and security holders may obtain a free copy of the Bidder's Statement (when it is available) and other documents filed by Bidder with the Commission on the Commission's web site at www.sec.gov. The Bidder's Statement and these other documents may also be obtained for free from Bidder, when they become available, by directing a request to the CEMEX Offer Information Line on 1300 721 344 (within Australia) or 1 (866) 244 -1296 (toll free within the United States).

Forward-Looking Statements

This transcript includes “forward-looking statements.” These statements contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning. All statements other than statements of historical facts included in this transcript, including, without limitation, those regarding CEMEX’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to CEMEX’s products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of CEMEX to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding CEMEX’s operations and present and future business strategies and the environment in which CEMEX will operate in the future. These forward-looking statements speak only as of the date of this transcript. Accordingly, there can be no assurance that such statements, estimates or projections will be realized. None of the projections or assumptions in this transcript should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such projections have been prepared are correct or exhaustive or, in the case of assumptions, fully stated in this press release. CEMEX expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking information contained herein to reflect any change in CEMEX’s results or expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, except as required by law. The projections and forecasts included in the forward-looking statements herein were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants, the Commission or any similar body or guidelines regarding projections and forecasts, nor have such projections or forecasts been audited, examined or otherwise reviewed by the independent auditors of the Company. You should not place undue reliance on these forward-looking statements.

Transcript of Presentation by Cemex, S.A.B. de C.V. on October 27, 2006

(OPERATOR) Welcome to the CEMEX conference call, my name is Alicia and I will be your operator for today. At this time, all participants are in a listen-only mode, we will conduct the question and answer session towards the end of today’s conference. If at any time during the call, you require assistance please press * 0 and an operator will be happy to assist you. As a reminder, this conference is being recorded for replay purposes.

I would now like to introduce your host for today’s call Mr. Lorenzo Zambrano, Chairman of the board and Chief Executive Officer and Mr. Hector Medina, Executive Vice-President of Planning and Finance. Mr. Medina, you may proceed.

(HECTOR MEDINA): Thank you Alicia. Good morning, I am Hector Medina, Executive Vice-President of Planning and Finance of CEMEX. Thank you very much for joining us today in this teleconference and web cast to discuss our plans to acquire Rinker Group Ltd., the Australian building material company. This morning, we announced a 100% cash offer to acquire Rinker.

During this presentation, we will explain why we think this transaction will create value for our shareholders and our customers as well as for the shareholders of Rinker and within the limits imposed by law and regulation, we will answer your questions.

Before we start, our lawyers have asked me to remind YOU that the information that we’re about to present may contain forward-looking statements and judgments made in good faith and based on information we have available today, which could change in the future. We therefore urge you to read the full disclaimer and consider this as you evaluate our presentation.

First, let me summarize the details of the transaction. We announced an offer to acquire 100% of Rinker’s outstanding shares for cash at 13 US$ per share. This is equivalent to 17 AUS$ per share at today’s exchange rate. That price is a 26% premium to the three-month average price. This offer implies total enterprise value of 12.8 billion US$, and a multiple of 9.2 times the past twelve months EBITDA. Of course, this offer is subject to customer regulatory and other approvals in Australia and the United States, as well as the approval by CEMEX’s shareholders. The transaction will be 100% debt-financed, which is already fully committed by our banks. We are confident that we will not issue common equity as a result of this transaction.

This transaction will be immediately accretive in terms of both free cash flow and cash earnings per share. It will lower our cost of capital, we anticipate that the transaction will provide positive returns compared to our weighted average cost of capital from the first year of integration. We believe this is a compelling and attractive offer to Rinker shareholders. Our offer represents a substantial premium to keep rising benchmarks. The multiple we’re offering is attractive, relative to comparable transactions. Rinker’s management made a presentation in September during which they highlighted recent industry transactions that offered an average multiple of 8.1. Our offer is 9.2. Furthermore, our offer is at a significant premium to the average forward-looking target prices of the analysts and brokers who’ve followed Rinker. It is a full and fair offer, and we are confident it will be well received by Rinker’s shareholders. Now let me turn the call to our Chairman and CEO, Lorenzo Zambrano.

(LORENZO ZAMBRANO) Thanks Hector and good morning to all of you. I am Lorenzo Zambrano, Chairman and CEO of CEMEX. I am very pleased to have this opportunity to discuss with you the strategic rationale for the offer announced this morning to acquire Rinker. Most of you on this call know us well, you know that we are committed to an open dialogue with financial markets. You know that we believe it is important for you to understand not only what we’re doing, but also why we’re doing it. You know that we will be responsive as we can, as we can be to your questions and to your information needs. Most importantly, you know that CEMEX is a growth company, we have a prudent track record of creating value for our investors through acquisitions as well as organic growth. With [unintelligible] -after we acquired Southdown in 2000, and after we acquired RMC in 2005, as well as the other fourteen significant acquisitions we have made during the past two decades. And I am confident we will do so again, in this transaction and in the future.

Why are we making this offer? This acquisition will reinforce our strategy of investing across our value chain in our industry significantly [unintelligible] our aggregates and our Ready-Mix businesses. The acquisition of Rinker, which meets our long-standing investment criteria, will improve our ability to serve customers in the US, the world’s largest and most dynamic building materials market. It will give us an important position in a significant market, Australia, which is new to CEMEX as well as a small introduction to China. It will allow us to create value through synergies that result from the combination of our companies. In addition, we will be able to leverage better practices, both within the US, which generates most of Rinker’s EBITDA and across our global network. Finally, this transaction will reduce the volatility of CEMEX’s cash flow as well as reduce our cost of capital. This [unintelligible], 85% of Rinker’s EBITDA is dollar denominated. As we have demonstrated over the last several years, this is a powerful source of value creation for all of our shareholders. As investors and analysts, you should have two questions: Why Rinker? and Why now? I’m confident that we will have many opportunities over the next weeks to discuss both questions but let me give you some answers today.

First, why Rinker? Rinker is a significant player in the building materials industry. The company has important positions across the value chain in the US as well as in Australia. We recognize management strengths and depth. Rinker has 3.6 billion metric pounds [sic] of aggregate reserves concentrated around some of the most interesting markets in all countries. And like CEMEX, Rinker is in the business of producing profitable growth for their shareholders. On a consensus basis, they are expected to generate estimated revenues of 5.5 billion and EBITDA of 1.4 billion dollars in the current fiscal year ending next March. Rinker’s position in the US is a good complement to ours, although they do business around the country, like CEMEX, Rinker is focused on the Southeast, Southwest and West. These are the states with the highest population and GDP growth rates, as well as the strongest long term construction projects and prospects. Indeed, after this transaction, we will continue to generate roughly four fifths of our EBITDA in the US from four high growth states; California, Florida, Arizona and Texas. Especially in California, Florida, the two companies’ assets are generally complementary in terms both of local markets and industry segments.

Let me be more specific, combining CEMEX and Rinker in the U.S. will improve the capacity of both to serve customers while generating more value for our shareholders. We will triple our aggregate business and double the size in our Ready-Mix business. But we won’t just get bigger across the value-chain, we will also get better.

Rinker also has an important position in Australia, where it is the second largest building materials company. Rinker’s Ready-Mix, Aggregates, Cement and other building materials assets in a country that is the economic size of Mexico. This is a new geography for CEMEX that it fits very well in our global network.

The proposed acquisition of Rinker is consistent with our long term strategy. I believe the best way to create shareholder value in our industry is to leverage our core cement assets in our value chain. Investing in tight growth markets and creating opportunities for strong, sustainable, organic growth. After this transaction, a bit more than 40% of our pro-forma EBITDA will come from the US, with roughly 25% from Mexico and almost 20% from Europe and the balance from the rest of the world. Over time I would expect our concentration in the US to be rebalanced.

On a pro-forma basis, the new CEMEX would generate slightly more than 55% of EBITDA in Cement, roughly 20% in Concrete and 15% in Aggregates.

This acquisition is fundamentally about value creation, not about size. However, if you compare the pro-forma numbers to the rest of the global industry, you will see that the result is the third largest Cement company, the largest Ready-Mixer and Aggregates producer in the world. More importantly, to me and to you, the result will be the most profitable, global, building materials company. That was the goal when we acquired Southdown and RMC. And it is the reason that I am proposing to acquire Rinker to create industry leading value for our shareholders. An important part of the equation is the cost savings and all those synergies in CEMEX and in Rinker that will result from combining our networks. Rinker is a well run company and CEMEX is a well run company but we estimate, on a preliminary basis that we could realize recurring, pre-tax synergies of 130 million dollars annually by the third year of the integration. As in all of our acquisitions, these savings would count for many different parts of the business, especially the implementation of CEMEX’s standardized business processes throughout the combined company in the US. Capturing these synergies implies one time costs of less than a hundred million.

So far, I have answered Why Rinker? now let me address Why Now? CEMEX is committed to delivering outstanding returns to our shareholders throughout the economic cycle. We invest for the long term and, as the television commercial used to say, “we make money the old fashioned way - we earn it”. In practice that means several things. It means the constant effort to be the low cost producer in good times and in bad. It means unrelenting focus in our customers whether demand is strong or weak. It means consistent investment in recruiting, training and developing our people and it means acquiring assets when they make strategic and financial sense, not when the business cycle makes it convenient. Of course, of course I’m worried about the US housing slow down and about the Florida residential market but I am confident those are manageable risks. I believe this acquisition is the best opportunity we have today to create value for our shareholders into the future.

The proposed acquisition of Rinker meets CEMEX’s long standing investment criteria. As I have already discussed, the acquisition leverages our management expertise and our global network. We only make acquisitions where we can create shareholder value. This transaction will generate positive returns over a risk-adjusted weighted average of cost of capital. We expect it to be immediately accretive to free cash flow and to cash earnings per share. We expect that return on capital employed in the transaction will exceed our cost of capital in year one and we expect that the transaction will meet our 10% return on capital employed hurdle. This transaction will allow us to maintain the integrity of our capital structure and, we believe, our ratings. We are committed to recovering our financial flexibility within three years. And we will maintain our interest coverage ratio over 5 times well in excess of our stated structural capital target. Let me emphasize this last point. We expect to meet our steady state net debt to EBITDA target of 2.7 in 24 months after the acquisition is closed. This could require asset sales. This transaction will succeed only if it is good for Rinker’s shareholders as well as for CEMEX’s and I believe it is. First, the offer announced today is full and fairly priced, we are offering a substantial premium to keep pricing benchmarks that is above recent industry transactions. Second, I believe the CEMEX is uniquely positioned to extract synergies beyond this cost savings programs that Rinker has already implemented. This is not a negative comment on Rinker’s management but recognition of the power of CEMEX global network, our best in class management processes and platforms and our demonstrated post-merger integration performance. Third, as I have said, I’m optimistic in the long run about the high growth construction markets in which we operate in the US. But in the short term I know that CEMEX, because of our size and diversification with more ability to weather a downturn, if one occurs, than would a standalone Rinker. The bottom line is that the acquisition of Rinker makes good industrial and financial sense for CEMEX as well as good financial sense for Rinker’s shareholders. We have the management, the systems, the network and the experience to integrate Rinker quickly and effectively and to make good assets even better. We have demonstrated CEMEX’s capacity to grow organically and by acquisition, to take advantage of our debt capacity and to quickly recover our financial flexibility. I have no doubt we will do so again with this acquisition.

Thanks to all of you for your interest and investment in CEMEX. Now, Hector and I and the CEMEX team look forward to answering your questions.

(MALE VOICE) Thank you operator, we are ready to answer the questions of Q & A now.

(OPERATOR) Ladies and gentlemen if you wish to ask a question please press * 1 on your touch tone telephone. If your question has been answered or you wish to withdraw your question, please press * 2. Again, it is *1 for your question. Please allow a moment while we structure a list.

The first question comes from the line of Daniel Altman with Bear Stearns please proceed.

(DANIEL ALTMAN) Thank you, it’s Daniel at Bear Stearns. I guess two questions; first, coming back to the timing issue, you allude to the slowdown that we’re seeing, a pretty significant pullback in Florida. I’m just wondering, I understand you say that the company can, is in a good position to manage a downturn, but why not wait until you see the extent of the downturn before making such a large bid for Rinker - that’s the first question. The second question is, if you could talk a little bit about why this is an unsolicited bid and have you had conversations with Rinker, do you sense that Rinker management, do you sense that they’re open to a deal and how much flexibility do you have to raise your bid. Thanks.

(MALE VOICE) Thanks Daniel, Hector will answer your questions and then I’ll comment on that also.

(HECTOR MEDINA) Certainly Daniel, the timing issue is of course present in all of our minds but we’re not traders, we’re long term investors, and of course, we look at the long term perspectives of markets where we operate and the integration that we could make in these operations with Rinker’s operations. That is what is, in our minds, when we take a decision in this case. Now regarding the issue of whether this is an unsolicited offer, we of course prefer to be recommended but since there have been significant rumors, we felt that it was in the interest of everyone to come out with this and of course we are always open to hold discussions with the Rinker’s management and board.

(LORENZO ZAMBRANO) And we believe that is a full and fairly priced offer.

(MALE VOICE) I think, I have to stress that we are ready to meet Rinker’s board or management at any time.

(DANIEL ALTMAN) Okay, one quick follow up - Is it important to you that it’s a, it ends up being a, friendly deal, are you prepared to go all the way, with an unsolicited bids directly to their shareholders.

(LORENZO ZAMBRANO) I think it’s very early to say that, Daniel, so we have no comment.

(DANIEL ALTMAN) Okay, thanks.

(LORENZO ZAMBRANO) But certainly, we would hope for a friendly deal, we all hope.

(DANIEL ALTMAN) Okay, thanks very much.

(MALE VOICE) Welcome.

(DANIEL ALTMAN) Thank you.

(OPERATOR) The next question comes from the line of Carlos Peyrelongue with Merrill Lynch. Please proceed.

(CARLOS PEYRELONGUE) Good morning gentlemen. Congratulations on the announcement. Two quick questions if I may. First one, can you tell us what is the cost of financing that you expect on this transaction that you will raise and for Rinker, could you give us an idea of, in the US, what percentage of its sales are a function of US residential housing, a percentage of non-residential and public works.

(LORENZO ZAMBRANO) Okay, Rodrigo will answer the cost of financing.

(RODRIGO TREVINO) Thank you Lorenzo. Yes, regarding the cost of financing, Carlos, as you know, market conditions have improved, they improved from the time that we acquired Southdown to the time that we acquired the RMC Group, they have improved since then. We have a fully committed and underwritten, underwriting for this transaction from the banks that are leading it. However, because we have not initiated the syndication process with the sub-underwriters, we would prefer to have those conversations with them first. I think it is safe to say though that conditions are more attractive than the funding cost when we acquired the RMC Group.

(MALE VOICE) Now Juan Pablo and I will see, our director and VP of planning, will answer your second question.

(JUAN PABLO) The second question; around 85% of the cash flow of Rinker’s comes from, of, the US, the remainder, around 15% from Australia and regarding the segments in the US, around half of the sales come from the residential sector, 30% from the commercial sector and the remainder from infrastructure.

(CARLOS PEYRELONGUE) Excellent. Thank you very much.

(MALE VOICE) Thanks.

(OPERATOR) The next question, from the line of Marcelo Telles with Credit Suisse. Please proceed.

(MARCELO TELLES) Hi. Good morning gentlemen. Congratulations on the announcement as well. I have two questions. The first one, are you, have you evaluated the possibility of asset disposals in the US market, especially that you are going to have a much stronger presence, especially in the Florida market. And the other question is regarding your synergies assumptions of 130 million dollars. Are you including any synergies, you know, beyond regular costs, like, let’s say, potential reduction in effective tax rate for improvement in working capital, is there anything on that front, included in that 130 million dollars.

(MALE VOICE) Thank you Marcelo, for the first question in terms of asset disposal, we have not considered any particular asset disposal. It’s too early to tell, what is the regulatory needs, and we will wait for that, to consider that. In terms of synergies, all the synergies we have considered come from operations, that is the mostly cost synergies, so none of that includes any tax or working capital or other synergies.

(MARCELO TELLES) Great. Thank you.

(MALE VOICE) Thank you Marcelo.

(MALE VOICE) Thanks.

(OPERATOR) Next question; comes from the line of Gonzalo Fernandez with Santander. Please proceed.

(GONZALO FERNANDEZ) Morning everyone. Also congratulations on this announcement. Two questions; Is there any non-Cement-related assets that you can sell in the near term in Rinker and second do you think that the immediate leverage ratios after the transactions, is, are consistent with maintaining the investment grade rating.

(MALE VOICE) For the first one, Gonzalo, there are no non-Cement assets that we know or have considered with this, in the case of Rinker assets, as for the leverage at the outset we consider that that is still within the range of our ratings and so we would not expect any movement in that respect. I think Rodrigo could elaborate.

(RODRIGO TREVINO) Yeah, maybe just to add that, Hector, we have initiated the conversations with the rating agencies, we will of course maintain a close dialogue with them during the process that we have just initiated today. We are committed to maintain our investment grade ratings, as you know, we have stated this over time and we believe we will have the flexibility to do so. Of course, as more information emerges we will share that with you and the market as well.

(MALE VOICE) Thank you.

(MALE VOICE) Thank you Gonzalo.

(OPERATOR) The next question comes from the line of Nicolas Godet with Exane BNP Paribas. Please proceed.

(NICOLAS GODET) Good morning gentlemen. I will have three questions. The first one is I would like to know what is the exact exposure of Rinker to California as a percentage of US sales because when we look at Rinker’s presentation, California does not appear. Then, second question, in the US I’d like to understand the percentage of Rinker Aggregates that are in the US compared to the entire group and last question; Yesterday, I understood from your conference call that the Ready-Mix Concrete market would be the most impacted by the decline of the residential market. I would like to understand why you have focused on a company mainly exposed to Ready-Mix Concrete rather than an Aggregates company. Thank you.

(MALE VOICE) Juan Pablo, you can take it. The first one from California.

(MALE VOICE) No, we have in California, there is a partial, we don’t have the exact figure, but comparable information, I would say that it is less than 5% of the US portion, no? What our chairman has stated is that California, Florida, Texas and Arizona will remain, accounting for around 85% of our cash flow in the US.

(MALE VOICE) The second question was what percentage of Rinker Aggregates are in the US, that’s the way I understood, Nicolas, is that correct?

(NICOLAS GODET) Yes, it’s correct.

(MALE VOICE) And that number is around, I would say around 85% come from the US, it’s like 92 metric tons, sorry 92 million metric tons coming from the US and around 28 million metric tons coming from Australia.

(NICOLAS GODET) And if I could complete the question, in the US [unintelligible].

(MALE VOICE) Sorry?

(NICOLAS GODET) What is the proportion of US sales that are Aggregates?

(MALE VOICE) Around 2 billion metric tons of reserves and regarding your third question I would say that what we like about Rinker is the exposure that they have to all the different segments within the value chain - to Aggregates, to Ready-Mix, to Cement and to piping Concretes, so within that the value comes from the whole portfolio and not each one of the pieces.

(MALE VOICE) And I just to emphasize the fact that we’re taking this decision on a long term basis and not on the short term situation of the housing segment.

(NICOLAS GODET) Thank you very much.

(MALE VOICE) Regarding Nicolas, regarding the Aggregates, maybe it’s not really relevant, but as of this transaction it will resolve that, we will become the largest Aggregate producer in the world, no? So in the end, we’re also focusing on Aggregates as we have stated as our long term strategy also.

(NICOLAS GODET) Thank you very much.

(MALE VOICE) Thank you Nic.

(OPERATOR) The next question comes from the line of Dan McGoey from Deutsche Bank. Please Proceed.

(DAN MCGOEY) Good morning gentlemen. My question is about Mr. Zambrano’s statement about perhaps the US at 40% would be rebalanced in future years. I’m wondering if you could elaborate a little bit as to whether that suggests that if there are asset disposals, it’s more likely the US or perhaps the Australia business is more likely for disposals. I guess my second question then would also be just, I know Richard you mentioned you couldn’t comment too much on the financing, I’m just wondering when you say in all that finance deal whether or not that includes potential issue and sale of preferred equity similar to the financing, I think that was used for Southdown.

(MALE VOICE) On the disposals, or more to the point, on the size of the US in relation to the CEMEX portfolio. Yes, the US will have a big chunk of our sales and EBITDA and that would mean not that we would necessarily sell assets from the US or elsewhere but that our future growth, in our future growth, we’ll emphasize other regions of the world. We have said, again and again, that we don’t want any market to be more than a third of our portfolio and we had Mexico over that limit for a while, or quite a while, now it’s under that limit. The US is over the limit but we will, as I said, rebalance the portfolio by acquisitions in the future, I cannot really say where right now, but mainly outside the US. I don’t describe of course, [unintelligible] acquisitions within the US, but will emphasize again the rule, or rather rule of thumb, that we have in CEMEX that we strongly prefer that not one market is more than a third of our business. Now, having said all this, you must recognize that US markets are very different from each other; the Florida market is different from the California market; Arizona is different from Texas. Each one has their own dynamic and sometimes they go in the same direction and sometimes they don’t. So, we have several, let’s say, regional economies within the US, each one very large, if they were countries, they would among the largest countries economically and each of these regions I stressed have different cycles, different dynamics, so we are very comfortable that within the US, not only are we within the best regions, growth-wise, we are also diversified within the US and those have a much lower volatility than any company who would be the only one in the markets, in the US.

(MALE VOICE) Now there’s a question about financing, I think Rodrigo could…

(RODRIGO TREVINO) Yeah, as we highlighted earlier, we do not believe that we will need to issue any common equity, as you know; our aim is to maximize accretion to our shareholders. We believe this will be possible, although we have considered, as you alluded to, equity-like instruments as you know the market has evolved and today, there are real options to issue securities that have perpetuity options that have options to deferred coupons and we are considering those as part of the mix for the funding of the transaction.

(MALE VOICE) Okay, so I guess is it safe to conclude that the transaction will not deteriorate the investment grade credit rating that CEMEX’s achieved.

(MALE VOICE) We are firmly committed to maintaining our ratings and we will do what we can in order to maintain them and of course as we mentioned, we have initiated a dialogue with the rating agencies and we then can continue that dialogue closely during the process.

(MALE VOICE) Come on guys, you heard Juan Carlo before and you’ve seen us working before, it’s only, what less than 2 years since we acquired RMC and we gained our financial flexibility very very fast, faster than many expected and now we are on the path of a substantial acquisition that we are very enthusiastic about because of the strategic fit for CEMEX and the synergies and the quality of management company so we, and the geographies, the segments where we want to be, the areas in the US where we want to be, so we will de-leverage very very quickly, also remember that I said, and what I say is really a promise, that we will go to 2.7 times debt to EBITDA within 24 months of closing, we do deliver on our promises.

(MALE VOICE) All right, thanks for your responses.

(MALE VOICE) Welcome. Thank you Dan.

(OPERATOR) Thank you, the next question comes from the line of Gordon Lee with UBS. Please proceed.

(GORDON LEE) Hi, good morning.

(MALE VOICE) Good morning Gordon.

(GORDON LEE) Just a few questions, on the rebalancing, you mentioned that, obviously, you’d try to rebalance you know, geographically, I was wondering if you’re happy with the product balance with the portion of EBITDA coming from the three main product lines. And the second question would be whether this transaction has any impact at all on the organic expansion that you’ve been announcing over the last several months. And finally, in terms of the savings that you’ve anticipated, the 130 million savings, do you feel that you’re being as conservative in measuring those savings as you were originally with RMC? Thank you.

(MALE VOICE) First, the savings, your last point. That’s it, that’s what we consider they will be, that’s where our numbers come from, that’s the number also that we included in our model, because we believe we will get them, and that give us accretion to free cash flow from year one. So that’s it. Now, the other one is the rebalancing and the mix of our products, [unintelligible] you know moving to have more Ready-Mix and have Aggregates in our business, RMC gave us a rebalancing, very interesting rebalancing not only of products, but also geographically and Rinker will give us the same. I think that we love Cement, we love Aggregates, and we like Ready-Mix very much. Your second question was the…

(HECTOR MEDINA) The effect of this acquisition on the organic expansion that we’ve just announced and that is definitely the, there’s no effect and we proceed as we have announced with the expansion plans we have, mainly in Mexico, where we announced to many major investments in Cement production capacity, witnessing the confidence we have in the Mexican market and the rest of the expansion plans we have announced and of course, what we believe is that we still have strong free cash flow after those expansion plans are carried forward.

(MALE VOICE) We are committed to grow organically and in Mexico, as Hector mentioned, we have two major projects, but also, other projects that enhance the ability of many of our plants to produce so we are [unintelligible] some plants, building new lines, actually two, and re-vamping the American plant in a major way. We haven’t announced that by itself but it’s a 80 million dollar investment. Also, as you know, we have announced grinding mills in the UK, in Rotterdam, in Holland, we have announced a new line in Texas, in New Braunfels, another new line in Latvia, and so on. So, we will continue to that, to do that, and we will announce a few other similar expansions or new facilities in the near future. So, no, we will continue our organic growth and also go ahead with this acquisition and still deliver the 2.7 times net debt to EBITDA figure that I have mentioned within 24 months.

(GORDON LEE) Perfect. Thank you very much, that’s very clear.

(MALE VOICE) Thank you Gordon.

(OPERATOR) Our next question comes from the line of Mike Beth with J.P. Morgan. Please proceed.

(MIKE BETH) Yes, good morning. I had two questions if I could and the first one, I apologize, if I missed it, but could you just give me a bit more detail on why you think Australia is such an attractive market, I mean given it’s pretty concentrated, I can understand that, but it would seem to be limited opportunities to grow in size given that concentration. And then, secondly, on Florida, is it possible to give me some indication of your existing business in the US or what sort of percentage that is within Florida, and I know in the UK, the competition will always specify what they will allow, is there something, I don’t know if there is, but maybe just inform me whether, how much visibility you have in terms of the assessment of what competition authorities will allow in the US. Thank you.

(MALE VOICE) Thank you, Juan Pablo, could you take the first one.

(JUAN PABLO) Regarding the Australian market, the Australian economy, we think is a pretty interesting economy, has been growing steady around 3% per year, our industry, mainly in the cement side has been growing also in the line of 3% per year is around now close to 10 million tons of cement consumption, the industry is pretty healthy and in a good situation too, and so that makes the Australian market a really interesting one. And will add value to our portfolio.

(MALE VOICE) Australia is a mature market, but being a mature market it behaves very well, it’s not without cycles, every country has it, has them, but it’s a very attractive opportunity for us in many ways, so we are happy with that part of the world and to add that geography to our own. Now as for the Florida business and percentage of our US business and that’s the question you asked I think.

(MIKE BETH) It is, yes.

(MALE VOICE) Sorry, is Florida as a percentage of the new US business in total?

(MALE VOICE) our Business currently.

(MIKE BETH) Yeah. Oh, either would be fine, I’m trying to get to that second point but either will be fine.

(MALE VOICE) It will be a while, but Florida will be, let’s say the largest market currently, today, California is our largest market in terms of cash flow generation, what is going to happen is that now, Florida is going to, will become the largest market but what we want to stress is that overall, 80% of our cash flow will come from Florida, California, Texas and Arizona.

(MIKE BETH) Okay, thank you very much.

(MALE VOICE) Welcome.

(OPERATOR) The next question comes from the line of Bazou Malik with Mulberger Berman. Please proceed.

(BAZOU MALIK) Hi, I have a quick question. Only a 130 million in synergy out of a 13 billion dollars acquisition?

(MALE VOICE) They’re a well managed company.

(BAZOU MALIK) I don’t understand, 130 million dollars synergy on a 13 billion dollar acquisition.

(MALE VOICE) Yes.

(BAZOU MALIK) I mean, is there an upside to it?

(MALE VOICE) This is what we expect. I don’t think we will, you know, obviously if we find more we will inform you but as of today what we know, but it’s 130 million and even with that figure, since I gather it is a little bit low, to you. We make a very nice return on our investment or on our capital employed and we are very happy with the year-one accretion of free cash flow.

(BAZOU MALIK) In terms of your cost of funds, what kind of premium or LIBOR do you expect to pay for that.

(MALE VOICE) Well, as I explained just a little while ago, we have not started the syndication with the sub-underwriters, and so we would rather wait until we have those conversations with the sub-underwriters to communicate to the market. When we acquired the RMC Group a couple of years ago, the average funding cost was in the equivalent range of LIBOR plus a hundred basis points. Market conditions have significantly improved, since then until now, our ratings have improved. Our capital structure today is stronger than it was before we acquired the RMC Group and we have a fully underwritten and committed facility with very attractive cost of funding and therefore this is part of what leads to the accretion on the free cash flow and cash earnings per share.

(BAZOU MALIK) Okay.

(MALE VOICE) Thank you.

(MALE VOICE) Thank you.

(MALE VOICE) But we will be sharing more information with you throughout this process regarding funding costs.

(BAZOU MALIK) Okay. Thanks.

(OPERATOR) The next question comes from the line of Carlos Enocillo with Becksor. Please proceed.

(CARLOS ENOCILLO) Yes, good morning and congratulations also, I just have to ask you if you have an idea of the signing, you’ll be making the offer and when do you expect to get a response?

(MALE VOICE) These processes, you know often when they start but you do not know when they end. I think, I hope that we can get it as soon as possible but it depends on the response of the regulatory authorities on the one hand and also on the Rinker’s board of directors. So we cannot comment more at this point.

(CARLOS ENOCILLO) Okay.

(MALE VOICE) It would be next year.

(OPERATOR) The next question comes from the line of Lindsay Taylor with CRJ Management. Please proceed.

(LINDSAY TAYLOR) Yes, hi, just following up one question. That Mike put through before, and that’s on the anti-monopoly, or the potential for anti-monopoly issues in Florida, you didn’t exactly detail how much market share you have in Florida, but are you concerned that there may be some pushback on the anti-monopoly sense.

(MALE VOICE) We have to consult the proper authorities of that and we cannot comment really, at this point.

(LINDSAY TAYLOR) The, just one question: the authorities, is that a state issue or a national issue.

(MALE VOICE) Oh, it’s the Federal Trade Commission of the Justice Department that looks at these matters, so you say, countries.

(LINDSAY TAYLOR) Okay. Thank you. Just one follow question. Are you expecting any counter bids for Rinker at this stage?

(MALE VOICE) Sorry?

(LINDSAY TAYLOR) Counter bids.

(MALE VOICE) What can I tell you? No, not really.

(LINDSAY TAYLOR) Okay. Thank you.

(MALE VOICE) Welcome.

(OPERATOR) The next question comes from the line of Jorge Kuri with Morgan Stanley. Please proceed.

(JORGE KURI) Hi good morning and congratulations on the transaction. For the US market only, can you remind us what the mix of sales is by end user today for CEMEX, that is residential, commercial, infrastructure and how will that look like pro-forma with Rinker?

(MALE VOICE) The mix today is essentially a third for residential, commercial and infrastructure, it’s approximately. That, in terms of EBITDA of the full, the global CEMEX residential would be 10% of the total CEMEX EBITDA that will come from residential and then 20% of the full CEMEX EBITDA that comes from the US. So residential is 10% of our business right now and on a pro-forma basis it’s 20%, that would be CEMEX plus Rinker, and we are very comfortable with that.

(JORGE KURI) This is US only? I’m interested in your mix of end user US only today versus this pro-forma for Rinker, only in the US.

(MALE VOICE) One of the things I wanted to emphasize is that CEMEX is a global company and the global company is when you have complementary and distinct geographies when you have throughout the world, put you in a much better position to weather whatever happens in one market. So the effect of a segment within a country on the global CEMEX figures is, well, attenuated a little bit more. Rodrigo wants to make a comment.

(RODRIGO TREVINO) Just to put it in numbers, the contribution to EBITDA coming out of the US residential sector for our US business is about a third as we mentioned yesterday on the teleconference on the quarterly which accounts for about 10% of the global EBITDA, consolidated EBITDA, of CEMEX according to concentration that Rinker today has is much greater than that exposed to the residential sector of the US, it’s probably close to 50% of their global EBITDA is exposed to the US residential sector and that is why we say that within our system, when you combine the two companies, we’re much better able to weather the cycles and the downturns when they come than with the assets as they are today on a standalone basis.

(MALE VOICE) And just to stress what Lorenzo, if I may, you were saying before, again, Florida, California, Texas are three different countries, if you will, in terms of their behavior, so, talking about US residential market makes, sometimes, a little sense and as such, I mean the diversification, the geographic diversification within the US and the CEMEX globally makes more sense. That’s why we address the issue of our product makes and our market segments on a global basis more than that.

(MALE VOICE) Thank you. If I may add a second question. Based on the way you mention return of capital in Florida, what is that figure for Rinker today, where will it be once the full synergies have been realized.

(MALE VOICE) Rodrigo.

(RODRIGO TREVINO) Well now, we don’t have the calculation for Rinker as we calculated today.

(MALE VOICE) But, as you were thinking about the return on capital employed on this transaction, what were the relevant figures that you were considering, if you could share those with us, please.

(RODRIGO TREVINO) Well, our estimate is that, based on the potential for cost savings and other synergies that we will achieve the return on capital employed that will exceed the cost of capital for this transaction and we will achieve the 10% that we have targeted within the next two to four years.

(MALE VOICE) Okay. Thank you.

(MALE VOICE) Thank you. Operator, we have time for one more question, please.

(OPERATOR) Our final question comes from the line of Claudio Percado with Battery March Financial Management. Please proceed.

(CLAUDIO PERCADO) Hi Lorenzo, Hector, Rodrigo. It’s a very interesting transaction and it reminds me of several that you’ve done in the past but in some aspects, it’s very different from others that you’ve done in the past and it reminds me a little bit of the CBRD transaction, [unintelligible]. I just wanted to hear from you as to if, I mean, I think that if, just due to the strength of your balance sheet, just like CBRD it will be very difficult to find somebody who can match your offer on an all cash basis. If somebody were to try to match your offer, what assurances can you give us that you would not get into a bidding war and that you would show the discipline that you’ve shown in the past.

(MALE VOICE) We can only say that we are rather disciplined. We have been disciplined for a long time and we do deliver on our commitments and we just told you of those commitments. Frankly, right now is not proper to speculate.

(CLAUDIO PERCADO) Alright. Thanks.

(MALE VOICE) Welcome. Well we want to thank you all for participating in this teleconference and web cast and I want to remind you that the presentation we discussed today and other offer-related materials will be made available to our website at www.cemex.com. As always, thank you for your interest and participation in CEMEX.

(MALE VOICE) Thanks.

(OPERATOR) Once again, ladies and gentlemen thank you for joining today’s conference, this concludes the presentation you may now disconnect.